Tessier Winery

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	
Distributor	297,133.15
PayPal Sales	81,611.53
Tasting Room Sales (Square)	6,410.62
Wholesale Sales	1,659.43
Total Sales	**386,814.73**
Services	-3,186.22
Unapplied Cash Payment Income	905.46
Uncategorized Income	1,527.97
Total Income	**$386,061.94**
Cost of Goods Sold	
Cost of Goods Sold	215,717.30
Total Cost of Goods Sold	**$215,717.30**
GROSS PROFIT	**$170,344.64**
Expenses	
Bottling Costs	
Bottling Costs - Contract Bottling	9,285.60
Bottling Costs - Corks	5,983.73
Bottling Costs - Excise Taxes	1,277.31
Bottling Costs - Glass	21,200.69
Bottling Costs - Labels	4,142.64
Bottling Costs - Supplies	-58.75
Transfer Bottling Costs to Bottled Wine	-41,831.22
Total Bottling Costs	**0.00**
Cellar & Aging Costs	
Cellar & Aging Costs - Custom Crush Fees	52,840.99
Cellar & Aging Costs - Depreciation	154.00
Cellar & Aging Costs - Fermentation Supplies	402.51
Cellar & Aging Costs - Freight & Delivery	6,273.32
Cellar & Aging Costs - Grape Purchases	85,230.60
Cellar & Aging Costs - Lab Fees	2,139.00
Cellar & Aging Costs - Storage	994.71
Transfer Cellar & Aging Costs to Bulk Wine	-163,223.01
Total Cellar & Aging Costs	**-15,187.88**
General & Administrative Expenses	
G&A - Auto	2,266.90
G&A - Bank Charges & Fees	223.25
G&A - Dues & Subscriptions	2,352.88
G&A - Insurance	3,005.07
G&A - Legal & Professional Services	5,809.60

Tessier Winery

Profit and Loss
January - December 2022

	TOTAL
G&A - Miscellaneous	238.72
G&A - Office Supplies	2,410.73
G&A - Rent & Lease	24,000.00
G&A - Research	2,928.79
G&A - Salaries & Wages	6,355.22
G&A - Sales Tax	8,037.72
G&A - Shipping	44,017.43
G&A - Taxes & Licenses	9,270.02
G&A - Telephone/Internet	1,317.90
Total General & Administrative Expenses	**112,234.23**
Interest Paid	2,128.54
Marketing Expenses	
Marketing - Travel	14,938.66
Travel - Lodging	532.87
Travel - Transportation	6,394.62
Total Marketing - Travel	**21,866.15**
Marketing - Advertising	1,307.27
Marketing - Commissions & Fees	24,603.07
Marketing - Meals & Entertainment	11,096.37
Marketing - Promotional	2,510.81
Marketing - Samples and Pours	3,412.78
Marketing - Stationery & Printing	206.22
Total Marketing Expenses	**65,002.67**
Payroll Expenses	154.36
Taxes	4,496.35
Wages	36,187.94
Total Payroll Expenses	**40,838.65**
Reimbursable Expenses	92.40
Total Expenses	**$205,108.61**
NET OPERATING INCOME	**$ -34,763.97**
NET INCOME	**$ -34,763.97**

Tessier Winery

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	-24,734.54
Petty Cash	734.73
Square	0.03
Wells Fargo Checking 2057	58,215.84
Total Bank Accounts	**$34,216.06**
Accounts Receivable	
Accounts Receivable (A/R)	21,949.64
Total Accounts Receivable	**$21,949.64**
Other Current Assets	
Inventory	
Bottled Wine	74,209.20
Bulk Wine	121,505.37
Total Inventory	**195,714.57**
Inventory Asset	0.00
Prepayments	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$195,714.57**
Total Current Assets	**$251,880.27**
Fixed Assets	
Winemaking Equipment	9,842.39
zAccumulated Deprecation	-7,496.00
Total Fixed Assets	**$2,346.39**
TOTAL ASSETS	**$254,226.66**

Tessier Winery

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital1_Tessier	11,742.78
Wells Fargo Credit Card 9382, new9401	7,121.20
Total Credit Cards	**$18,863.98**
Other Current Liabilities	
California State Board of Equalization Payable	0.00
Direct Deposit Payable	0.00
Line of Credit	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-386.46
CA PIT / SDI	40.74
CA SUI / ETT	0.00
Federal Taxes (941/944)	145.96
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**-157.76**
Total Other Current Liabilities	**$ -157.76**
Total Current Liabilities	**$18,706.22**
Long-Term Liabilities	
Historical Adjustment	0.00
QuickBooks Loan	35,000.00
SBA Loan	27,177.74
Total Long-Term Liabilities	**$62,177.74**
Total Liabilities	**$80,883.96**
Equity	
Owner's Equity	
Owner's Contribution	0.00
Owner's Draw	-40,929.63
Total Owner's Equity	**-40,929.63**
Retained Earnings	249,036.30
Net Income	-34,763.97
Total Equity	**$173,342.70**
TOTAL LIABILITIES AND EQUITY	**$254,226.66**

Tessier Winery

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,782.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-34,169.53
Inventory:Bottled Wine	30,783.88
Inventory:Bulk Wine	-57,119.09
Uncategorized Asset	0.00
zAccumulated Deprecation	1,736.00
Accounts Payable (A/P)	15,187.88
Capital1_Tessier	11,742.78
Wells Fargo Credit Card 9382, new9401	-24,543.88
California State Board of Equalization Payable	0.00
Direct Deposit Payable	0.00
Line of Credit	817.27
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-386.46
Payroll Liabilities:CA PIT / SDI	-37.38
Payroll Liabilities:CA SUI / ETT	-112.00
Payroll Liabilities:Federal Taxes (941/944)	-470.56
Payroll Liabilities:Federal Unemployment (940)	22.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-56,548.29**
Net cash provided by operating activities	**$ -72,330.61**
INVESTING ACTIVITIES	
Winemaking Equipment	-3,287.26
Net cash provided by investing activities	**$ -3,287.26**
FINANCING ACTIVITIES	
QuickBooks Loan	35,000.00
SBA Loan	-1,522.26
Owner's Equity:Owner's Draw	18,078.11
Retained Earnings	-40,362.36
Net cash provided by financing activities	**$11,193.49**
NET CASH INCREASE FOR PERIOD	**$ -64,424.38**
Cash at beginning of period	98,640.44
CASH AT END OF PERIOD	**$34,216.06**